UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I — REGISTRANT INFORMATION

Heritage Distilling Holding Company, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

9668 Bujacich Road
Address of Principal Executive Office (Street and Number)

Gig Harbor, Washington 98332
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Heritage Distilling Holding Company, Inc. (the “Registrant”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (the “Form 10-Q”). The compilation, dissemination, and review of the information required to be presented in the Form 10-Q for the relevant period, including, without limitation, the financial statements to be included therein, has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the Registrant. The Registrant undertakes the responsibility to file, and anticipates that it will file, the Form 10-Q no later than five days after its original prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Justin Stiefel, Chief Executive Officer	(253)	509-0008
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

The Registrant expects to report net revenues of approximately $3.0 million for the quarter ended September 30, 2025 compared $1.8 million for the quarter ended September 30, 2024, an increase of approximately $1.2 million, or 69.7%, period over period. The increase in net revenues resulted primarily from approximately $1.9 million in new revenue for the quarter tied to the Registrant’s $IP token validator service that was launched on September 18, 2025.

The Registrant expects to report net income (after tax) of approximately $196.3 million for the quarter ended September 30, 2025 compared to a net loss of approximately $3.4 million for the quarter ended September 30, 2024. Of the third quarter 2025 net income, approximately $245.8 million is expected to be attributable to the change in fair value of the Registrant’s intangible digital assets based on the $IP token’s closing price as of September 30, 2025, which amount is expected to be offset by a liability of approximately $49.4 million attributable to estimated deferred federal income taxes attributable to such change in fair value of intangible digital assets, which has not yet been offset by any of the Registrant’s 2024 net operating loss carryforwards of $61.2 million.

Heritage Distilling Holding Company, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2025	By:	/s/ Justin Stiefel
Justin Stiefel
Chief Executive Officer
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